

Travis Brodeen · 2nd

 MVP Institute

Founder at MVP Institute

Austin, Texas, United States · 500+ connections · **Contact info**

Providing services

Business Consulting, Management Consulting, Public Relations, Marketing Consulting, Brand Consulting, Growth Marketing

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Experience



Founder
MVP Institute
May 2019 – Present · 1 yr 9 mos
Austin, TX

We specialize in helping you raise early stage capital. Through our expertise in the Crowdfunding Industry and Angel Funding relationships, we're your 'inside man' on the best techniques, strategies and the psychological impact necessary to raise the funding you need to grow your business and achieve your dreams.



Advisor
HearHere
Dec 2019 – Present · 1 yr 2 mos
United States



Co-Founder & CTO
Newchip
Jul 2016 – May 2019 · 2 yrs 11 mos
Austin, TX

#1 startup investment app in Apple app store. Split into two companies- one becoming the Newchip Accelerator and other acquired for it's technology and user-base 2019.

2016 - Cofounder, COO, & CTO   ...see mor



Founder and CTO
ENVOKEN
Mar 2013 – May 2016 · 3 yrs 3 mos
Austin, TX

Austin, TX based ENVOKEN is an elite group of IT and marketing specialists focused on delivering fast, value driven and effective technical solutions for small and medium sized businesses.

...see mor



Vice President R&D and Chief Technical Officer
The Center for Generational Kinetics, LLC
Mar 2013 – Nov 2013 · 9 mos
Austin, TX

Developed and launched online courses, membership programs and marketing strategies for best selling author Jason Dorsey, a world famous speaker, public figure and #1 leading industry expert on the millennial generation.

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Licenses & certifications



Certified Scrum Product Owner (CSPO)
Scrum Alliance
Issued Oct 2018 · Expired Oct 2020



Certified ScrumMaster (CSM)
Scrum Alliance
Issued Oct 2018 · Expired Oct 2020

Volunteer experience



Supporter
Back on My Feet
Poverty Alleviation

Back on My Feet (BoMF) is a national, for-purpose 501(c)3 organization that uses running to help those experiencing homelessness change the way they see themselves so they can make real change that results in employment and independent living.



Supporter
charity: water
Mar 2012 – Present • 8 yrs 11 mos
Poverty Alleviation

A non-profit organization bringing clean, safe drinking water to people in developing countries. 100% of all public donations directly fund water projects.

Skills & endorsements

Enterprise Software · 75



Endorsed by **2 of Travis' colleagues at Newchip Accelerator**



Endorsed by **7 people who know Enterpr Software**

SaaS · 61

Paul Higgins - Mentor and 60 connections have given endorsements for this skill

E-commerce · 46

Endorsed by **Kat Ford, Digital Marketer, who is highly skilled at this**

Endorsed by **9 of Travis' colleagues at CHARFEN™**

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